Exhibit 99.35

VIA ELECTRONIC TRANSMISSION

October 16, 2018

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE:	APPLIED INVENTIONS MANAGEMENT CORP

We are pleased to confirm that copies of the following proxy-related materials were mailed on October 15, 2018 to the registered shareholders and the Non-Objecting Beneficial Owners ("NOBO") and on October 16, 2018 to the Auditors and Directors :

1	Proxy with Request for Financial Statements - Registered Shareholders, Auditors and Directors

2	Voting Instruction Form with Request for Financial Statements - NOBOs

3	Notice of Meeting and Management Information Circular

4	Financial Statements and Management's Discussion and Analysis

5	Amendment to Management Information Circular

6	Proxy Return Envelope - Registered Shareholders and NOBOs

Yours truly,

TSX Trust Company

'Rosa Vieira''

Senior Relationship Manager

Rosa.Vieira@tmx.com

301 - 100 Adelaide Street West, Toronto, Ontario, M5H 4H1	www.tsxtrust.com